Exhibit 99.5

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF TRINIDAD

(a)	Organization and Qualification. Each member of the Trinidad Group has been duly incorporated or formed, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as it is now conducted. Each member of the Trinidad Group is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Trinidad. Copies of the constating documents of each member of the Trinidad Group provided to Precision, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)	Authority Relative to this Agreement. Trinidad has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Trinidad of the transactions contemplated by the Arrangement has been duly authorized by the Trinidad Board and, subject to the requisite approval of the Trinidad Securityholders and the obtaining of the Final Order, no other proceedings on the part of Trinidad are necessary to authorize this Agreement or the Arrangement, other than the approval of the Information Circular by the Trinidad Board. This Agreement has been duly executed and delivered by Trinidad and constitutes a legal, valid and binding obligation of Trinidad enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Trinidad has no subsidiaries, joint ventures or partnerships, other than those disclosed to Precision in writing (collectively, with Trinidad, and for certainty, including the TechSub, the "Trinidad Group"). Trinidad owns, directly or indirectly, all of the outstanding voting and equity securities of each of its subsidiaries and the Trinidad Group's ownership interest in each of its joint ventures and partnerships has been disclosed by Trinidad in writing to Precision. All of the outstanding shares and all other ownership interests in the subsidiaries, joint ventures or partnerships of Trinidad are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Trinidad, are owned by Trinidad free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiary, joint venture or partnership. Other than as disclosed by Trinidad in writing to Precision there are no rights of first refusal or similar rights restricting the transfer of Trinidad Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.

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(d)	No Violations. Except as disclosed by Trinidad in writing to Precision, or as contemplated by this Agreement and subject to the approval of the Trinidad Securityholders of the Arrangement, the approval of the Interim Order and the Final Order by the Court, receipt of Regulatory Approvals:

(i)	neither the execution and delivery of this Agreement by Trinidad nor the consummation of the transactions contemplated by the Arrangement nor compliance by Trinidad with any of the provisions hereof will:

(A)	violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Trinidad Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the articles or by-laws of any member of the Trinidad Group; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a member of the Trinidad Group is a party or to which it, or any of its properties or assets, may be subject or by which a member of the Trinidad Group is bound; or

(B)	subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to a member of the Trinidad Group or any of its properties or assets;

except, in the case of (A), in respect of the Trinidad Bank Facility, the Trinidad Senior Notes and such other agreements as have been identified by Trinidad to Precision in writing and in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Trinidad, or significantly impede the ability of Trinidad to consummate the transactions contemplated by the Arrangement; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Trinidad.

(ii)	other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of Trinidad Securityholders and the obtaining of the Interim Order and the Final Order:

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(A)	there is no legal impediment to Trinidad's consummation of the Arrangement; and

(B)	no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Trinidad in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Trinidad, or significantly impede the ability of Trinidad to consummate the Arrangement.

(e)	Litigation. Except as disclosed by Trinidad in writing to Precision there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Trinidad, threatened, affecting or that would reasonably be expected to affect the Trinidad Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of any member of the Trinidad Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Trinidad, or would significantly impede the ability of Trinidad to consummate the Arrangement.

(f)	Bankruptcy and Insolvency. Except as disclosed in writing by Trinidad to Precision, (i) No action or proceeding has been commenced or filed by or against Trinidad or any of its subsidiaries which seeks or would reasonably be expected to lead to:

(A)	receivership, bankruptcy, a commercial proposal or similar proceeding of Trinidad or any of its subsidiaries;

(B)	the adjustment or compromise of claims against Trinidad or any of its subsidiaries; or

(C)	the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Trinidad or any of its subsidiaries or any portion of their assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Trinidad or any of its subsidiaries.

(ii)	Neither Trinidad nor any of its subsidiaries:

(A)	has made, or is considering making, an assignment for the benefit of their respective creditors; or

(B)	has requested, or is considering requesting, a meeting of its respective creditors to seek a reduction, compromise, composition or other accommodation with respect to its respective indebtedness.

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(g)	Taxes, etc. Except to the extent that any matter referred to in this Section (g) does not, and would not reasonably be expected to, have a Material Adverse Effect on Trinidad:

(i)	each member of the Trinidad Group has duly and timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all respects;

(ii)	each member of the Trinidad Group has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of Trinidad. The Trinidad Group has provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of Trinidad for any Taxes (including related future Taxes) of the Trinidad Group for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(iii)	except as disclosed by Trinidad in writing to Precision, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Trinidad or any of its subsidiaries, and no member of the Trinidad Group is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Trinidad, threatened against any member of the Trinidad Group or any of their respective assets;

(iv)	no written claim has been made by any Governmental Authority in a jurisdiction where the members of the Trinidad Group do not file Tax Returns that a member of the Trinidad Group is or may be subject to Tax by that jurisdiction;

(v)	there are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the Trinidad Assets;

(vi)	each member of the Trinidad Group has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority and within the prescribed time when required by Applicable Law to do so;

(vii)	other than as disclosed by Trinidad in writing to Precision or other than waivers that were filed solely for the purpose of permitting Trinidad to claim deductions in order to reduce Taxes arising from adjustments to income arising from assessments or reassessments of Tax for prior taxation years and for which Trinidad has filed objections or appeals in respect of such amendments or reassessments (the "Protective Waivers"), there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from any member of the Trinidad Group for any taxable period and no request for any such waiver or extension is currently pending. For greater certainty, no Protective Waiver allows the relevant Governmental Authority to assess or reassess additional Tax in respect of the taxation year to which the Protective Waiver relates;

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(viii)	other than as disclosed by Trinidad in writing to Precision, the Trinidad Group has made available to Precision true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies by a Taxing Authority for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired;

(ix)	no member of the Trinidad Group has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a Person with whom it was not dealing at arm's length (within the meaning of the ITA) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services;

(x)	no member of the Trinidad Group has, at any time, directly or indirectly, transferred any property or supplied any services to, acquired any property or services from, a Person who is not resident in Canada for purposes of the ITA and with whom any such member of the Trinidad Group, as the case may be, was not dealing at arm's length (within the meaning of the ITA) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has any member of the Trinidad Group been deemed to have done so for purposes of the ITA; and each member of the Trinidad Group has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA, and there are no transactions to which subsection 247(2) or subsection 247(3) of the ITA may reasonably be expected to apply;

(xi)	the Tax attributes of the assets of each member of the Trinidad Group are accurately reflected in the Tax Returns of the Trinidad Group, as applicable, and have not adversely changed since the date of such Tax Returns, except to the extent that such attributes have been used in the ordinary course or as a result of completion of any transaction contemplated by this Agreement including, without limitation, as disclosed by Trinidad in writing to Precision;

(xii)	there are no circumstances existing which could result in the application of section 78 or sections 80 to 80.04 of the ITA, or any equivalent provision under provincial Applicable Law, to the Trinidad Group. Other than in the ordinary course, no member of the Trinidad Group has claimed nor will they claim any reserve under any provision of the ITA or any equivalent provincial provision, if any amount could be included in the income of the Trinidad Group for any period ending after the Effective Time;

(xiii)	Trinidad is a taxable Canadian corporation as defined in subsection 89(1) of the ITA; and

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(xiv)	Trinidad is not a non-resident of Canada within the meaning of the ITA.

(h)	Reporting Issuer Status. Trinidad is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Trinidad Shares are listed and posted for trading on the TSX. Trinidad is not in default of any material requirements of Applicable Canadian Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Trinidad Shares is pending or, to the knowledge of Trinidad, threatened or is expected to be implemented or undertaken and to its knowledge Trinidad is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The documents and information comprising the Trinidad Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in the Trinidad Public Record prior to the date hereof. Trinidad has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Trinidad with the Securities Authorities since becoming a "reporting issuer". Trinidad has not filed any confidential material change report that, at the date hereof, remains confidential.

(i)	Capitalization. As of the date hereof, the authorized capital of Trinidad consists of an unlimited number of Trinidad Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 273,457,951 Trinidad Shares and no other shares are issued and outstanding. Other than Trinidad Options to acquire up to 1,897,248 Trinidad Shares and pursuant to rights under the Trinidad Shareholder Rights Plan, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Trinidad of any securities of Trinidad (including Trinidad Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Trinidad (including Trinidad Shares). All outstanding Trinidad Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Trinidad Shares issuable upon the exercise of Trinidad Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Trinidad Shares, there are no securities of Trinidad outstanding which have the right to vote generally (or, except for the Trinidad Options, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Trinidad Shareholders on any matter. To the knowledge of Trinidad, other than the Trinidad Voting Agreements, none of the Trinidad Shares are the subject of any escrow, voting trust or other similar agreement.

(j)	Equity Monetization Plans. Other than the Trinidad Options and Trinidad Incentive Units and as disclosed by Trinidad in writing to Precision, there are no outstanding stock options, restricted or deferred share units, performance share units, stock appreciation rights, phantom equity, profit sharing plan or any other similar rights, agreements, arrangements or commitments payable to any director, officer or employee of Trinidad and which are based upon the revenue, value, income or any other attribute of Trinidad.

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(k)	Financial Reports. The Trinidad Financial Statements, and any interim or annual financial statements filed by or on behalf of Trinidad on and after the date hereof with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws, were or, when so filed, will have been prepared in accordance with IFRS (except in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present or, when so filed, will present fairly in accordance with IFRS the financial position, results of operations and changes in financial position of Trinidad as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Trinidad does not intend to correct or restate, nor, to the knowledge of Trinidad is there any basis for any correction or restatement of any aspect of the Trinidad Financial Statements.

(l)	Reportable Disagreements. There has not been a reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with Trinidad's auditors.

(m)	Books and Records. The financial books, records and accounts of each member of the Trinidad Group, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Trinidad Group; and (iii) accurately and fairly reflect the basis for the Trinidad Financial Statements. The corporate records and minute books of each member of the Trinidad Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects (other than those minutes of the meetings of the Trinidad Board or committees thereof which are in draft form or which relate to the strategic review process announced by Trinidad on February 20, 2018 and matters ancillary thereto), and full access thereto has been provided to Precision.

(n)	Absence of Undisclosed Liabilities. The Trinidad Group has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Trinidad Financial Statements (the "Trinidad Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Trinidad Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Trinidad Balance Sheet and consistent with past practice;

(iv)	those incurred in connection with the execution of this Agreement; and

(v)	as disclosed by Trinidad in writing to Precision.

(o)	Absence of Certain Changes or Events. Except as disclosed by Trinidad in writing to Precision and except for the Arrangement or any action taken in accordance with this Agreement, since June 30, 2018:

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(i)	each member of the Trinidad Group has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Trinidad has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	other than in accordance with Trinidad's budget as disclosed to Precision, there are no outstanding authorizations for expenditure pertaining to any of the Trinidad Assets or any other commitments, approvals, authorizations pursuant to which an expenditure may be required to be made in respect of such Trinidad Assets after June 30, 2018;

(iv)	there has been no Material Adverse Change in respect of Trinidad; and

(v)	Trinidad has not, and to the knowledge of Trinidad, no director, officer, employee, contractor, consultant or agent or auditor of any member of the Trinidad Group, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of the Trinidad Group or its internal accounting controls.

(p)	Registration, Exemption Orders, Licenses, etc. To the knowledge of Trinidad, each member of the Trinidad Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the "Governmental Authorizations"), except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad. No proceedings are pending or, to the knowledge of Trinidad, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad.

(q)	Compliance with Laws. The operations and business of the Trinidad Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad or would significantly impact the ability of Trinidad to consummate the Arrangement, and no member of the Trinidad Group has received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Trinidad or significantly impact the ability of Trinidad to consummate the Arrangement.

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(r)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Trinidad Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Trinidad.

(s)	Non-Arm's Length Transactions.

(i)	Except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, existing employment agreements and existing agreements respecting Trinidad Options and Trinidad Incentive Units there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between any member of the Trinidad Group, on the one hand, and: (i) any officer, director or employee of, or consultant of any member of the Trinidad Group; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Trinidad; or (iii) any associate or affiliate of any such Person.

(ii)	Other than as disclosed by Trinidad in writing to Precision, no compensation or consideration was or is payable with respect to TechSub or the deployment of the TechSub Technology to any current or prior officer or director of Trinidad related to TechSub, TechSub IP, any other Trinidad Owned IP or TechSub Licenses (or, in each case, the deployment thereof), other than certain officers of TechSub in their capacity as former stockholders of TechSub, which have the entitlements disclosed in writing to Precision.

(t)	Title. The Trinidad Group has good and marketable title to the Trinidad Assets free and clear of any Encumbrances, except for Permitted Encumbrances. The Trinidad Assets currently owned by the Trinidad Group include materially all of the property, rights and assets that the Trinidad Group has utilized to carry on its business and operations and Trinidad is not aware of any defects, failures or impairments in the title of the Trinidad Group to the Trinidad Assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Trinidad.

(u)	Customers and Suppliers. Other than as disclosed by Trinidad in writing to Precision, no member of the Trinidad Group has received notice of, and there is not, to the knowledge of Trinidad, any intention on the part of any principal customer to cease doing business with any member of the Trinidad Group or to modify or change in any material manner any existing arrangement with the Trinidad Group for the purchase or supply of any products or services. The relationships of the Trinidad Group with its principal suppliers and customers are satisfactory, and there are no unresolved disputes with any such supplier or customer. No Contract with any supplier or customer contains terms under which the execution or performance of this Agreement would give the supplier or customer the right to terminate or adversely change the terms of that Contract. There has been no termination or cancellation of, and no modification or change in, the business relationship of the Trinidad Group with any major customer or group of major customers. Trinidad has no reason to believe that the benefits of any relationship with any of the major customers or suppliers of the Trinidad Group will not continue after the consummation of the transactions hereunder in substantially the same manner as prior to the date of this Agreement.

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(v)	No Defaults. No member of the Trinidad Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Trinidad. No member of the Trinidad Group is in violation of any Applicable Laws which violation could reasonably be expected to have a Material Adverse Effect on Trinidad.

(w)	Environmental. In respect of the properties which a member of the Trinidad Group operates and, to the knowledge of Trinidad in respect of properties for which a member of the Trinidad Group is not the operator, except to the extent that any violation or other matter referred to in this Section (w) does not, and would not reasonably be expected to, have a Material Adverse Effect on Trinidad:

(i)	no member of the Trinidad Group is in violation of any applicable Environmental Laws;

(ii)	each member of the Trinidad Group has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by a member of the Trinidad Group, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by a member of the Trinidad Group, that have not been remediated in compliance with Environmental Laws;

(iv)	no orders, directions, directives, demands or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of a member of the Trinidad Group of which such member has notice;

(v)	no member of the Trinidad Group has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	each member of the Trinidad Group holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of the Trinidad Assets, all Environmental Approvals are in full force and effect, and no member of the Trinidad Group has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any of its Environmental Approvals are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

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(vii)	there are no pending or, to the knowledge of Trinidad, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of a member of the Trinidad Group currently or formerly owned, leased, operated or otherwise used; and

(viii)	no member of the Trinidad Group has assumed, indemnified or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(x)	Trinidad Material Contracts. Trinidad has disclosed in writing to Precision lists all of the Contracts, correct, current and complete copies of which have been made available to Precision, which are outside of the ordinary course of the business, non-industry standard, relate to indebtedness for borrowed money or any other material liability or obligation, or are otherwise material to the Trinidad Group (the "Trinidad Material Contracts"). Each of the Trinidad Material Contracts constitutes a legally valid and binding agreement of each member of the Trinidad Group that is party to such Trinidad Material Contract, enforceable in accordance with their respective terms and, to the knowledge of Trinidad, except in respect of the Trinidad Bank Facility and the Trinidad Senior Notes, to the extent that any indebtedness of Trinidad and its subsidiaries remains outstanding under the Trinidad Bank Facility and Trinidad Senior Notes following the Effective Time, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Trinidad Material Contract or agreement which is material to the business of the Trinidad Group and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a Material Adverse Effect on the Trinidad Group.

(y)	Termination Rights Under Material Contracts. Other than as disclosed in writing to Precision, Trinidad has not received any written correspondence or verbal communications from a party to a Material Contract regarding a change of control or sale of Trinidad, any assignment of a Material Contract, any other Acquisition Proposal, any exercise or potential exercise of termination rights or exit rights under a Material Contract, any deadlocks or disputes under a Material Contract, any deployment payments or earnout payments.

(z)	Employee Benefit Plans. Trinidad has made available to Precision true, complete and correct copies of each employee benefits plan (collectively, the "Trinidad Plans") covering active, former or retired employees of the Trinidad Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)	each Trinidad Plan has been established, funded, invested, maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability;

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(ii)	all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii)	each Trinidad Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Trinidad, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(i)            other than the Trinidad Options and Trinidad Incentive Units, none of the Trinidad Plans provide for benefit increases or the acceleration of funding obligations that are contingent upon, or will be triggered by the entering into of this Agreement or the completion of the Arrangement;

(iv)	to the knowledge of Trinidad, there are no pending or anticipated material claims against or otherwise involving any of the Trinidad Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Trinidad Plan activities) has been brought against or with respect to any Trinidad Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Trinidad Plans have been made or provided for; and

(vi)	Trinidad has no obligations for retiree health and life benefits under any Trinidad Plan.

(aa)	Employees.

(i)	Trinidad has disclosed in writing to Precision a complete list of all employees of the Trinidad Group, including the current salary, incentive compensation, benefits and start date of each employee.

(ii)	No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Trinidad Group by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Trinidad Group declared a related employer or successor employer pursuant to applicable labour legislation. No member of the Trinidad Group has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Trinidad, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Trinidad Group that could reasonably be expected to lead to a material and continuing interruption of operations of the Trinidad Group at any location. No member of the Trinidad Group has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject the Trinidad Group to group termination or lay-off requirements of Applicable Laws.

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(iii)	No member of the Trinidad Group has recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by the Trinidad Group for the purpose of consummating the transactions contemplated by this Agreement.

(bb)	Employment Agreements. Except as disclosed by Trinidad in writing to Precision:

(i)	no member of the Trinidad Group is a party to any written contract of employment: (A) specifying notice of termination (or pay in lieu thereof) upon termination of employment without cause, other than notice of termination (or pay in lieu thereof) in accordance with Applicable Laws; or (B) which provides for payments or other benefits occurring on a change of control of Trinidad, and,

(ii)	all executive compensation arrangements are accurately described in Trinidad's information circular dated March 7, 2018 and have not been modified since March 7, 2018.

(cc)	Brokers and Finders. Other than as disclosed by Trinidad in writing to Precision, Trinidad has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that TD Securities Inc. has been retained as Trinidad's financial advisor in connection with certain matters including the transactions contemplated hereby. Trinidad has made available to Precision a true and complete copy of its agreement with TD Securities Inc.

(dd)	Employment and Officer Obligations. Other than as disclosed by Trinidad in writing to Precision, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of any member of the Trinidad Group and other than as disclosed by Trinidad in writing to Precision, there are no accrued bonuses payable to any present or former employee, director, officer or consultant of any member of the Trinidad Group.

(ee)	Fairness Opinion. The Trinidad Board has received a verbal opinion as of October 4, 2018 from TD Securities Inc. that the consideration to be received by Trinidad Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Trinidad Shareholders.

(ff)	Long Term and Derivative Transactions. Except as disclosed by Trinidad in writing to Precision, no member of the Trinidad Group has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions or currency options having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

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(gg)	Insurance. Policies of insurance that are in force as of the date hereof naming the applicable members of the Trinidad Group as an insured adequately and reasonably cover all risks as are customarily covered by oilfield services companies in the industry in which the Trinidad Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect the Trinidad Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(hh)	No Limitation. Other than as disclosed by Trinidad in writing to Precision, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any member of the Trinidad Group is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of the Trinidad Group in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any member of the Trinidad Group from engaging in its business or from competing with any Person or in any geographic area.

(ii)	Board Approval. Based upon, among other things, the opinion of TD Securities Inc., the Trinidad Board has unanimously determined that the Arrangement is fair to the Trinidad Shareholders, has unanimously determined that the Arrangement is in the best interests of Trinidad and the Trinidad Shareholders, and has resolved to unanimously recommend the Trinidad Securityholders vote in favour of the Arrangement.

(jj)	No Guarantees. Trinidad has disclosed in writing to Precision a list all of the guarantees, indemnities, letters of credit, surety and performance bonds and other security that any member of the Trinidad Group has outstanding. Other than as disclosed by Trinidad in writing to Precision, an indemnification of directors and officers in accordance with existing indemnification agreements (which have been made available to Precision), the by-laws of Trinidad or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to natural gas delivery agreements, drilling rig operating agreements, drilling rig construction agreements and similar agreements, no member of the Trinidad Group has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(kk)	Payments to Employees, etc. Each member of the Trinidad Group has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority or pension plan. Each member of the Trinidad Group has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity taxes as required under applicable legislation on any sale, supply or delivery made by it.

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(ll)	No Encumbrances. No member of the Trinidad Group has encumbered or alienated its interest in the Principal Trinidad Assets or agreed to do so and such assets are free and clear of all Encumbrances (other than Permitted Encumbrances), created by, through or under such member of the Trinidad Group, except for those arising in the ordinary course of business, which are not material in the aggregate.

(mm)	Intellectual Property. No patents, patent rights, licenses, inventions, copyrights, works, moral rights, software, technology, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), industrial designs, trademarks, service marks, trade names or other intellectual property (the "Intellectual Property") that are material are necessary to carry on the business and operations carried on by the Trinidad Group and no member of the Trinidad Group owns, licenses or uses any Intellectual Property that is material to the Trinidad Group, other than the Intellectual Property related to TechSub. To the knowledge of Trinidad, no member of the Trinidad Group has received any written notice or claim challenging a member of the Trinidad Group with respect to the validity of, use of or ownership of the processes and technology used by it, and to the knowledge of Trinidad, there are no facts upon which such a challenge could reasonably be made. No employees, other individuals or entities have an interest, beneficial or otherwise, right, or financial benefit relating to any material Intellectual Property of the Trinidad Group. To the knowledge of Trinidad, no Intellectual Property of any Person has been, or is, infringed, misappropriated or otherwise violated in any material manner by the operation of the business of any member of the Trinidad Group, or by the access, use, practice, enjoyment or exploitation of any Intellectual Property owned or developed by the TechSub (the "TechSub IP") or by any other member of the Trinidad Group (together with the TechSub IP, the "Trinidad Owned IP"). No member of the Trinidad Group has granted any exclusive license under any Trinidad Owned IP. The Trinidad Group together exclusively owns each item of the material Trinidad Owned IP, free and clear of any Encumbrances other than Permitted Encumbrances. Trinidad has disclosed in writing each pending application or registration of Trinidad Owned IP that is the subject of patents, trademarks, domain names, copyrights, industrial designs or analogous protection of record in an official intellectual property office. Each such registration and application is, to the knowledge of Trinidad, subsisting, valid and enforceable. The rights of the applicable member of the Trinidad Group in the Intellectual Property of any other Person used in the conduct of the businesses of each member of the Trinidad Group (the "Trinidad Licensed IP"), along with each member of the Trinidad Group's rights in the Trinidad Owned IP, will survive without any additional restriction or other change (or cause any breach or default) after consummation of the transactions contemplated by this Agreement (and for certainty, including the rights of the TechSub in the ScadaDrill License Agreement dated August 25, 2017 by and between Shell International Exploration and Production Inc. and TechSub, and in the Copyright Assignment and License Agreement between Shell International Exploration and Production Inc. and Warrior Technology Services Inc. dated March 1, 2015 (such agreements, the "TechSub Licenses")). No member of the Trinidad Group has violated, or is in violation of, or has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under, any license of Trinidad Licensed IP to which any member of the Trinidad Group is a party or is bound. Each current and former employee, officer, consultant, contractor or service provider of a member of the Trinidad Group, who is engaged in developing the TechSub IP known as "Criterion", any Intellectual Property that was the subject of the TechSub Sale Agreement and any material Trinidad Owned IP that is software (together, the "Trinidad Software") and any other material Trinidad Owned IP has agreed to maintain the confidentiality such Trinidad Owned IP that is of a confidential nature, and has assigned all of the Intellectual Property arising from such engagement to the applicable member of the Trinidad Group. To the knowledge of Trinidad, no other Person has infringed, misappropriated or otherwise violated in any material manner any Trinidad Owned IP. None of the Trinidad Software contains, is derived from, is distributed with, or is being or was developed using open source software that is licensed under any terms that: (i) impose or could impose a requirement or condition that any Trinidad Software or a material part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability to use or distribute any Trinidad Software. At least one member of the Trinidad Group is in possession of the object code and user manuals for all Trinidad Software, along with the source code and documentation required for effective use thereof. No member of the Trinidad Group has licensed, distributed, published otherwise disclosed to any other Person, or placed into escrow, or is under obligations to disclose or provide access to, any source code of any Trinidad Software, and each member of the Trinidad Group has reasonable physical and electronic security measures to prevent access to and disclosure of such source code. To the knowledge of Trinidad, no Trinidad Software contains any disabling codes, "back door", "time bomb", "Trojan horse", "worm", "drop dead device", "virus" or other software routines that permit unauthorized access, disablement, modification or erasure of any Trinidad Software, or data, information, content or other technology of a member of a Trinidad Group or any other Person.

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(nn)	Off-Balance Sheet Arrangements. Other than as disclosed by Trinidad in writing to Precision, or on the Trinidad Public Record, no member of the Trinidad Group has any "off-balance sheet arrangements" as such term is defined under IFRS.

(oo)	Absence of Undisclosed Changes. There has not been any Material Change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Trinidad on a consolidated basis from the position set forth in the Trinidad Financial Statements (other than as have been disclosed in the Trinidad Public Record or by Trinidad in writing to Precision) and Trinidad has not incurred or suffered a Material Adverse Change since June 30, 2018 and since that date there have been no Material Facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Trinidad (taken as a whole) which have not been disclosed in the Trinidad Public Record or by Trinidad in writing to Precision.

(pp)	Information Systems. All computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with Trinidad's and any of its subsidiaries' assets, business or operations (collectively, the "Technology") are reasonable for conducting the business related thereto except where it would not reasonably be expected to have a Material Adverse Effect on Trinidad. Trinidad or its subsidiaries own or have validly licensed (and is not in breach of such licenses in any material respect) such Technology and has put in place reasonable virus protection and security measures in relation to such Technology. Trinidad and its subsidiaries have reasonable back-up systems and audit procedures and disaster recovery and cybersecurity strategies in relation to the continued availability of the functionality provided by the Technology.

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(qq)	Money Laundering Laws and Foreign Corrupt Practices.

(i)	The operations of Trinidad, its subsidiaries and affiliates are, and have been conducted at all times in compliance with the record-keeping and reporting requirements of the Money Laundering Laws, and no action, suit, proceeding or investigation by or before any Governmental Authority involving Trinidad or its subsidiaries with respect to Money Laundering Laws is pending or, to the knowledge of Trinidad, threatened.

(ii)	Neither Trinidad nor any of its subsidiaries or affiliates, nor, to the knowledge of Trinidad, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries has offered or given, and Trinidad is not aware of and does not have any knowledge of any Person that has offered or given on its behalf, anything of value to any official of a Governmental Authority, any political party or official thereof or any candidate for political office, any customer or member of any Governmental Authority, or any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, for the purpose of any of the following:

(A)	influencing any action or decision of such Person, in such Person's official capacity, including a decision to fail to perform such Person's official function;

(B)	inducing such Person to use such Person's influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist Trinidad or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C)	where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist Trinidad or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any Person.

(iii)	There have been no actions taken by Trinidad, its subsidiaries and its affiliates or, to the knowledge of Trinidad, by any Persons on behalf of Trinidad or its subsidiaries, that would cause Trinidad, its subsidiaries, affiliates or such Persons to be in violation of the Corruption Acts in which Trinidad and its subsidiaries conduct their business and to which Trinidad and its subsidiaries may be subject.

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(iv)	Trinidad, its subsidiaries and affiliates have implemented, maintain and enforce an anti-corruption compliance program.

(v)	Trinidad, its subsidiaries and affiliates have conducted due diligence on each agent, intermediary, or other third party representative that interacts with officials of Governmental Authorities on their behalf.

(vi)	Trinidad, its subsidiaries and affiliates have developed and maintain a system of internal controls designed to promote and ensure compliance with Corruption Acts.

(vii)	The financial records of Trinidad and its subsidiaries have at all times been maintained in compliance with the Corruption Acts.

(viii)	There are no proceedings or investigations under the Corruption Acts pending against Trinidad, its subsidiaries or affiliates, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries or affiliates, or to the knowledge of Trinidad, contemplated, threatened against or affecting, Trinidad, its subsidiaries or affiliates or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries or affiliates.

(rr)	Sanctions Legislation.

(i)	Neither Trinidad nor any of its subsidiaries, nor, to the knowledge of Trinidad, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries has been or is currently subject to and has not breached any Sanctions, or has acted, whether directly or indirectly, in violation of any Sanctions and furthermore will not take any action, directly or indirectly, in violation of any Sanctions.

(ii)	Neither Trinidad nor any of its subsidiaries, nor, to the knowledge of Trinidad, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, including, but not limited to sales, transactions, contracts, loans or investments, in any currency, in or with any Sanctioned Person. Neither Trinidad, its subsidiaries nor any of their affiliates are owned or affiliated by or with any Sanctioned Person or a government of a Sanctioned Country, and no director, officer, agent, employee, consultant, representative or affiliate of Trinidad or any of its subsidiaries is a Sanctioned Person or is employed by or affiliated with the government, or is resident in, a Sanctioned Country.

(ss)	Whistleblower Reporting. As of the hereof, no Person has reported evidence of a violation of any Applicable Canadian Securities Laws, Corruption Acts, breach of fiduciary duty or similar violation by Trinidad's officers or directors.

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(tt)	Trinidad Debt. The Trinidad Debt as at June 30, 2018 did not exceed $60,968,072 and as at the date hereof does not exceed $114,598,955.

(uu)	Trinidad Transaction Costs. Trinidad has disclosed in writing to Precision:

(i)	Trinidad's bona fide good faith estimate of each component of the Trinidad Transaction Costs incurred, accrued or billed as of the date hereof; and

(ii)	Trinidad's bona fide good faith estimate of the Trinidad Transaction Costs to be incurred after the date hereof (without duplication of those included in (i) above) in connection with this Agreement and the Arrangement, including, without limitation:

(A)	fees and expenses of financial and accounting advisors, printing, mailing, solicitation, proxy solicitation services and shareholder communication costs, Trinidad Meeting costs, legal fees and disbursements, and

(B)	payments in connection with Trinidad Options and any Trinidad Change of Control Payments.